Corporate Secretary

Olivetti S.p.A.
Via Jervis 77
10015 Ivrea TO
Telefono + 39 0125 526441
Fax + 39 0125 523630
www.olivetti.it

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549. U.S.A.

SUPPL

02049113

Ivrea, August 2, 2002

n.prot. EG-02-041

Re: Olivetti S.p.A.--File No. 82-5181

PROCESSED
AUG 08 2002
THOMSON FINANCIAL

Dear Sirs:

Please find enclosed the following documents that are being furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

✓ Various press releases issue by the Company from May 16, 2002 (i.e. May 16, 2002; May 24, 2002; June 10, 2002; June 27, 2002; July18, 2002; July 25, 2002).

Each such document indicates the file number in the upper right hand corner of each unbound page and the first page of each bound document.

If you have any questions or comments or require further information, please contact Mrs. Paola Christillin (tel. number 125-523916) or myself (Enrico Grigliatti, tel. number 125-526441).

Respectfully submitted.

Enrico Grigliatti
(Corporate Secretary)

(Enclosures)

SEC MAIL PROCESSING
RECEIVED
AUG 05 2002
WASH, D.C.

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Preliminary results for the first half of 2002 examined by the Board

OLIVETTI GROUP IN THE FIRST HALF OF 2002

- **REVENUES: 15.5 BILLION EURO (+1.4% ON THE FIRST HALF OF 2001)**
- **EBIT BEFORE NON-RECURRING INCOME AND CHARGES: 3 BILLION EURO (+11.3% ON THE FIRST HALF OF 2001)**
- **NET FINANCIAL INDEBTEDNESS: 37.1 BILLION EURO (-1.3 BILLION EURO COMPARED TO 31 DECEMBER 2001)**
- **INNOVATIVE CHOICES TO STRENGTHEN CORPORATE GOVERNANCE**

Ivrea, 25 July 2002

At a meeting today chaired by Antonio Tesone, the Olivetti Board of Directors examined the preliminary unaudited figures for the half year ended on 30 June 2002.

Consolidated revenues as at 30 June 2002 totalled approximately **15.5 billion** euro, an increase of **1.4%** compared to 15.3 billion euro in the first half of 2001 (**+3%** on a constant basis and net of exchange rate effects).

Consolidated EBIT before non-recurring income and charges amounted to approximately **3 billion** euro, an increase of 0.3 billion (**+11.3%**) compared to the first half of 2001.

Consolidated net financial indebtedness as at 30 June 2002 **has been reduced** to approximately **37.1 billion** euro compared to 38.4 billion euro at 31 December 2001, in line with the Olivetti-Telecom Group's strategic plan objectives.

The Telecom Italia Group operations to sell the stake in Auna and the sale of Telemaco, that both took place after the end of the half year, will improve the Olivetti Group's consolidated indebtedness by approximately **2.2 billion** euro (with consequent positive economic effects from accounting for the share of capital gains).

Olivetti S.p.A.'s **net financial indebtedness** as at 30 June 2002 was approximately **15.7 billion** euro, a **decrease of 0.6 billion** compared to 31 December 2001, due to the net effect of the dividend income from Telecom Italia, the proceeds from the sale of the equity investment in Lottomatica and the payments of financial charges.

The full, definitive results for Olivetti's half year to 30 June 2002 will be submitted to the Board of Directors for approval on 5 September.

***

Innovative choices to strengthen Corporate Governance

Following its decision to strenghten its **Corporate Governance** rules by making them even more modern, efficient and in line with international best practices, the Olivetti Board of Directors has furthermore approved a series of **principles of conduct** for carrying out operations (including intergroup ones) with **related parties**, principally Directors and Statutory Auditors.

These principles are particularly aimed at guaranteeing procedural and substantial fairness and transparency in such matters whilst at the same time ensuring that the entire Board of Directors assumes full, joint responsibility for the connected resolutions.

At the same time, internal rules have been formalised. These establish a special procedure both for gathering more detailed information regarding operations with related parties, those of greater economic, financial and proprietary significance as well as atypical or unusual ones and supplying such information to the Board of Auditors, **pursuant to art. 150, first paragraph, of the Finance Act (T.U.F.)**.

The procedure and the principles referred to above will be available on the web-site www.olivetti.it from 31st July 2002.

NOTIZIE PER LA STAMPA
NEWS FOR THE PRESS

Olivetti S.p.A. - File No. 82-5181

Ivrea, 18 July 2002

Olivetti said that a meeting of the company's Board of Directors would be convened for 25 July next to examine preliminary business results for the first half of 2002.

olivetti
Ufficio Stampa e Comunicazione – Press Office and Communication
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

TELECOM ITALIA

olivetti

PRESS RELEASE

Greater efficiency in the Olivetti - Telecom Italia Group's IT sector

TELECOM ITALIA ACQUIRES 50% OF WEBEGG FROM OLIVETTI

27 June 2002 - The Board of Directors of Telecom Italia and Olivetti, have today, approved the acquisition by IT Telecom S.p.A (100% owned by Telecom Italia) of Olivetti's 50% stake in the Webegg S.p.A. The price of the transaction amounts to €57.5 million and was agreed on the basis of independent evaluations carried out by KPMG Corporate Finance for Telecom Italia and by UBM for Olivetti.

The Webegg Group is a Web Consulting company offering its own solutions as well as those deriving from partnerships with the world's leading web solutions companies.

This move will allow for integration of Webegg's specific strategic expertise with current Telecom Italia Group Information Technology unit resources, and will enable the setup of skills centres able to offer services to the Telecom Italia Group and to the marketplace.

Following this operation, Webegg will be owned by IT Telecom (69.8%) and Finsiel (30.2%).

Telecom Italia
Communication & Media Relations:
+39 06 3688 2023 / 2066
www.telecomitalia.it/stampa

Investor Relations:
+39 06 3688 2560 / 2381
www.telecomitalia.it/investor

Olivetti
Ufficio Stampa e Comunicazione:
+39 0125 522885 / 522639
www.olivetti.com/press

Investor Relations:
+39 06 3688 3378 / 2560
www.olivetti.com/finance

Presentation to the trade unions today

OLIVETTI TECNOST: INDUSTRIAL PLAN TO RE-LAUNCH THE GROUP

- growth in specialised information systems
- re-organisation and re-launch of the office products business
- start-up of new operations in the Canavese area

Ivrea, 10 June 2002

At a meeting held today in Ivrea, Olivetti Tecnost (100% Olivetti S.p.A.) presented its Industrial Plan to the trade unions.

The Plan's main goal is to return Olivetti Tecnost to profitability, with a series of business-specific measures: consolidation and expansion of the specialised information technology systems sector (vertical business) through a gradual move towards an offer of solutions and services, re-organisation and re-launch of operations in office products (office business) and start-up of new initiatives in the Canavese area around Ivrea in sectors where synergies exist with the Telecom Italia Group.

Measures for Olivetti Tecnost's **vertical business** (specialised information technology systems for service automation in banking, retail, gaming and public administration) will aim to consolidate and expand operations by gradually moving towards an offer of solutions and services; by:

- introduction of new products and solutions by integrating existing product families, enhancing R&D activities and improving systems competencies;
- consolidation of commercial activities in Italy and the Far East, expansion in other strategic regions (Europe, Latin America) and entry on to the US market.

In the **office business** (office products), action will be taken to re-focus operations and re-launch the sales offer, by:

- enhancing the offer with new digital products;
- extending the offer for small and medium businesses towards integrated solutions;
- re-organising and strengthening the dealer channel;
- re-structuring manufacturing operations in the ink-jet business.

With regard to the re-organisation of the company's manufacturing operations, production capacity will be reviewed by concentrating all ink-jet activities in a single factory. Therefore:

Ufficio Stampa e Comunicazione – Press Office and Communication
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220

- in the Canavese area (at the Scarmagno site near Ivrea) **four new operations** will be set up in fields where synergies exist with the Telecom Italia Group. The new operations should be underway by the end of the first half of 2003, and will involve a **financial outlay** totalling approximately **15** million euros;

- in the Aosta Valley (at the Arnad site), the company will concentrate its operations in the ink-jet sector. It will also enhance R&D work with new applications (in co-operation with Pirelli Labs, Telecom Italia Lab or other partners with specialist skills in the various fields) in order to take advantage of potential business opportunities for the advanced technological know-how at the Arnad site.

Under the Industrial Plan, Olivetti Tecnost intends to leverage all possible synergies with the Telecom Italia Group.

***Olivetti Tecnost** (100% Olivetti S.p.A.) is active in specialised IT systems for service automation in banking, retail, gaming and public administration (vertical business) and in office products (office business). It has about 4,800 employees around the world and revenues of approximately 1.1 billion euros.*

olivetti TELECOM ITALIA SEAT PG

PRESS RELEASE

OLIVETTI - TELECOM ITALIA GROUP: AGREEMENT SIGNED TO MAXIMIZE AND INTEGRATE REAL ESTATE INTERESTS

REAL ESTATE ACTIVITIES TRANSFERED FOR AROUND 1,580 MILLION EUROS

Rome, 24 May 2002 – In signing up to the "Tiglio Project" the Olivetti–Telecom Italia Group will transfer real-estate, land and activities worth **approximately 1,580 million euros.** In particular Olivetti's contribution will be **approximately 223 million euros**, with **gross capital gains of approximately 70 million euros**, representing a 32% margin over the overall transferral; Telecom Italia's contribution will be **around 1,304 million euros,** with **gross capital gains of 170 million euros**, representing a 33% margin excluding the Im.SER propriety subject to previous transactions and related capital gains over the overall transferral; Seat Pagine Gialle will contribute **approximately 53 million euros, with gross capital gains of around 4 million euros** representing an 8% margin. The implementation of the project is subject to obtainment of financing and to the transfer 40% of Im.SER (60% owned by Beni Stabili and 40% by Telecom Italia) real-estate to Telecom Italia Group.

Olivetti and Telecom Italia, at the end of the project and in several stages will achieve a net liquidity of 211 and 692 million euros respectively.

According to the terms of the agreement Olivetti, Telecom Itaila and Seat Pagine Gialle, will bring property, land and staff in charge of real estate asset-management activities, to two newly founded companies; at a later date they will also transfer the abovementioned assets to a closed-end real-estate fund.

This operation marks a further development stage in the project, approved by the board of directors of Olivetti, Telecom Italia and Seat Pagine Gialle in March 2002, to integrate real-estate assets and entities that provide the companies themselves with real-estate services, in order to maximize their value.

Telecom Italia
Communication& Media Relations:
+39 06 3688.2188 / 2066
www.telecomitalia.it

Olivetti
Ufficio Stampa e Comunicazione:
+39 0125 522885 / 2639
www.olivetti.it

Seat
Ufficio Stampa Internet & Media
+39 011 4353030
www.seat.it

OLIVETTI: 0.79% OF TELECOM ITALIA ORDINARY SHARE CAPITAL TRANSFERRED FROM OLIVETTI FINANCE NV TO OLIVETTI S.P.A.

Directors approve Olivetti S.p.A. bond for Euro 2.5 billion to be entirely subscribed by the subsidiary Olivetti Finance NV

Ivrea, 16 May 2002

Olivetti S.p.A. said that today it had purchased on the Italian Stock Exchange's block market 41.4 million Telecom Italia S.p.A. ordinary shares (representing 0.79% of ordinary share capital) from its wholly owned subsidiary Olivetti Finance NV. The price was Euro 8.9 per share (the average market price in the last month), for an aggregate outlay of approximately Euro 369 million. The operation, which was approved by the company's Board of Directors at a meeting held today, does not affect the total number of Telecom Italia shares held by Olivetti.

***

The Board of Directors also carried a resolution to issue an Olivetti S.p.A. 10-year fixed-rate 7.375% bond for Euro 2.5 billion, to be entirely subscribed by its subsidiary Olivetti Finance NV.

The issue responds to the need to re-organise infragroup financial relations following the early redemption (in June 2002) of the "Olivetti Finance NV 1999-2004 floating rate" bond for Euro 5.15 billion and the recent multi-tranche bond issued by Olivetti Finance NV for Euro 1.5 billion.

olivetti
Direzione Comunicazioni - Communication Division
10015 Ivrea (To) - Via Jervis, 77 - Tel. +39-125-522639 - Fax +39-125-526220